    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1996
                                                       REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                       SMITH'S FOOD & DRUG CENTERS, INC.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


           DELAWARE                                         87-0258768
-------------------------------                     --------------------------
(STATE OR OTHER JURISDICTION OF                          (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)


                            1550 SOUTH REDWOOD ROAD
                           SALT LAKE CITY, UTAH 84104
                                 (801) 974-1400
--------------------------------------------------------------------------------
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                             ---------------------

                                MICHAEL C. FREI
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       SMITH'S FOOD & DRUG CENTERS, INC.
                            1550 SOUTH REDWOOD ROAD
                          SALT LAKE CITY, UTAH  84104
                                 (801) 974-1400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                             ---------------------

                                   COPIES TO:
                             THOMAS C. SADLER, ESQ.
                                LATHAM & WATKINS
                             633 WEST FIFTH STREET
                                   SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

                             ---------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
                                                                                    PROPOSED        PROPOSED
                                                                     AMOUNT         MAXIMUM         MAXIMUM        AMOUNT OF
               TITLE OF EACH CLASS OF SECURITIES                     TO BE       OFFERING PRICE    AGGREGATE      REGISTRATION
                        TO BE REGISTERED                           REGISTERED       PER UNIT     OFFERING PRICE       FEE
------------------------------------------------------------------------------------------------------------------------------
Class B Common Stock, par value
   $.01 per share . . . . . . . . . . . . . . . . . . . . . . .    3,201,470        $25.813       $82,639,545       $25,043
==============================================================================================================================


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 28, 1996

PROSPECTUS


                                3,201,470 SHARES

                       SMITH'S FOOD & DRUG CENTERS, INC.

                              CLASS B COMMON STOCK

                             ---------------------

         The shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") of Smith's Food & Drug Centers, Inc. ("Smith's" or the "Company") which may be offered hereby are held by certain stockholders of the Company (the "Selling Stockholders") who received such shares in connection with the Company's recent acquisition of Smitty's Supermarkets, Inc. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of any shares offered hereby. The Selling Stockholders received such shares of Class B Common Stock in a private placement transaction and the Company has agreed to file and maintain a shelf registration statement relating to such shares in order to permit the Selling Stockholders to resell such securities from time-to-time in public transactions. In connection with this offering, the Company will bear expenses estimated at $______________.

         The Class B Common Stock is listed on the New York Stock Exchange under the symbol "SFD." On October 25, 1996, the last reported sales price for the Class B Common Stock was $26.00 per share. See "Price Range of Class B Common Stock."

                             ---------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS,
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         Any distribution of the shares covered by this Prospectus may be effected from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange in negotiated transactions or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The Selling Stockholders will effect any such transactions with or through one or more broker-dealers which may act as agent or principal. Any such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchaser of the shares for whom it may act as agent or to whom they may sell as principals or both. With respect to any shares sold by a Selling Stockholder, the Selling Stockholder and/or any broker-dealer affecting the sales may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, (the "Securities Act"), and any commissions received by the broker-dealer and any profit on the resale of shares as principal may be deemed to be underwriting discounts or commissions under the Securities Act. Additionally, the Selling Stockholders may pledge or make gifts of their shares and the shares may also be sold by the pledgees or transferees. See "Plan of Distribution."

            The date of this Prospectus is                  , 1996.

         IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF CLASS B COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                             AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act, with respect to the Class B Common Stock. The Company is subject to the reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports, and other information with the Commission. Such reports and other information filed by the Company with the Commission can be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048; 500 West Madison Street, Chicago, Illinois 60601; and 5670 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. The Class B Common Stock of the Company is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by Smith's with the Commission under the Exchange Act are incorporated herein by reference: (i) Smith's Annual Report on Form 10-K for its fiscal year ended December 30, 1995; (ii) Smith's current reports on Form 8-K dated February 20, 1996 and May 7, 1996, (iii) Smith's Quarterly Report on Form 10-Q for its fiscal quarter ended June 29, 1996, and
(iv) Smith's 1996 Proxy Statement for its Annual Meeting of Stockholders. In addition, all documents filed by Smith's with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Copies of documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated herein by reference) may be obtained without charge upon request from Smith's Food & Drug Centers, Inc. at 1550 South Redwood Road, Salt Lake City, Utah 84104, telephone number (801) 974-1400, Attn: Michael C. Frei, General Counsel and Secretary.

                                  THE COMPANY

         The Company is a leading supermarket company in the Intermountain and Southwestern regions of the United States, operating 150 stores located in Utah
(36), Arizona (58), Nevada (23), New Mexico (19) and Idaho, Texas and Wyoming (collectively, 14). Substantially all of Smith's stores offer one-stop shopping convenience through a food and drug combination format which features a full-line supermarket with drug and pharmacy departments and some or all of the following specialty departments: delicatessens, hot prepared food sections, in-store bakeries, video rental shops, floral shops, one-hour photo processing labs, full-service banking and frozen yogurt shops. The Company's food and drug combination stores averaged approximately 63,000 square feet and $420,000 per week in sales volume in fiscal 1995. The Company has recently opened four price impact warehouse stores and also operates two conventional supermarkets. Through its 48 years of operations, the Company believes it has developed a valuable and strategically located store base, strong name recognition, customer loyalty and a reputation for quality and service.

RECENT DEVELOPMENTS

         In May 1996, the Company consummated a series of transactions designed to enhance stockholder value and liquidity:

     o Acquisition of Smitty's Supermarkets, Inc. On May 23, 1996, the Company acquired Smitty's Supermarkets, Inc. ("Smitty's") a regional supermarket operator with 26 stores in the Phoenix and Tucson markets, in a stock-for-stock exchange (the "Merger"). The Merger significantly enhanced the Company's market position in Arizona. Smitty's was controlled by affiliates of The Yucaipa Companies ("Yucaipa"), a private investment group specializing in the supermarket industry. The consideration received by the stockholders of Smitty's in the Merger consisted of 3,038,877 shares of Class B Common Stock. At the time the Merger was consummated, the Company caused Smitty's and its subsidiaries to repay in full approximately $103 million of existing indebtedness. The foregoing debt refinancing transactions of Smitty's are referred to herein collectively as the "Smitty's Refinancing."

     o California Disposition. The Company has completed the sale or lease of 23 stores, five non-operating properties and its primary distribution facility in Southern California and has closed its remaining stores there (the "California Divestiture"). Management determined that because of the attractive growth prospects in the Company's principal markets and the competitive environment in Southern California, it would redeploy Company resources from California into other markets. The Company is also in the process of disposing of its remaining closed stores and excess land in California (the "California Asset Disposition," and together with the California Divestiture, the "California Disposition").

     o New Senior Management. At the time of the Merger, the Company entered into a five-year management services agreement (the "Management Services Agreement") with Yucaipa. Ronald W. Burkle, the managing general partner of Yucaipa, was appointed as Chief Executive Officer of the Company. In addition, Allen R. Rowland recently joined Smith's as President and Chief Operating Officer. Mr. Rowland was employed by Albertson's, Inc. for 25 years and had senior executive responsibilities for all of the principal regions in which Smith's operates.

     o Recapitalization. The Company also consummated certain recapitalization transactions in May 1996, including, (i) the purchase of approximately 50% of its outstanding Class A Common Stock, par value $.01 per share ("Class A Common Stock" and, together with the Class B Common Stock, the "Common Stock") and its outstanding Class B Common Stock (excluding shares issued to the stockholders of Smitty's in the Merger) for $36.00 in cash per share (the "Tender Offer"), (ii) the funding of a new senior credit facility (the "New Credit Facility") with a group of lenders which provided $805 million aggregate principal amount of new term loans (the "New Term Loans") and a $190 million revolving credit facility (the "New Revolving Facility") and (iii) the issuance of $575 million aggregate principal amount of the Company's 11 1/4% Senior Subordinated Notes due 2007 (the "Notes"). In connection with the Tender Offer, the Company also purchased a portion of certain outstanding stock options held by management and a portion of its outstanding Series I Preferred Stock.

     The Tender Offer, the purchase of certain management stock options and Series I Preferred Stock, the incurrence of indebtedness under the New Credit Facility and the Notes, and the refinancing of its existing indebtedness, are collectively referred to herein as the "Recapitalization." The Recapitalization, the Merger and the Smitty's Refinancing are collectively referred to herein as the "Transactions."

     The Company's executive offices are located at 1550 South Redwood Road, Salt Lake City, Utah 84104, and its telephone number is (801) 974-1400.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to the other matters described in this Prospectus, before purchasing the Class B Common Stock offered by this Prospectus.

SUBSTANTIAL LEVEL OF INDEBTEDNESS

     The Company has a substantial amount of outstanding indebtedness. At June 29, 1996, the consolidated indebtedness of the Company was $1,427.6 million. The Company's level of indebtedness could have important consequences to the holders of Class B Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (ii) the ability of the Company to obtain additional financing may be materially limited or impaired; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. However, the Company believes that to date its level of indebtedness has not impaired its ability to obtain needed capital nor has it reduced the Company's flexibility to respond to business or economic conditions. Subject to certain limitations contained in its outstanding debt instruments, the Company or its subsidiaries may incur additional indebtedness to (i) finance working capital,
(ii) fund capital expenditures or acquisitions or (iii) provide funds for certain general corporate purposes. There can be no assurance, however, that in the future the Company will be able to satisfy its cash requirements from cash flow or borrowings. In such event, the Company could be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, restructuring its indebtedness, selling assets, or selling additional shares of capital stock. There can be no assurance that any of such actions could be successfully accomplished.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The terms and conditions of the New Credit Facility and the indenture (the "Indenture") governing the Notes impose restrictions that limit or prohibit, among other things, the payment of cash dividends, incurrence of additional indebtedness, creation of liens, asset sales, and certain investments, acquisitions and capital expenditures. The terms of the New Credit Facility also require the Company to maintain or meet specified financial ratios and tests.

     The ability of the Company to comply with the terms of the New Credit Facility or the Indenture can be affected by events beyond the Company's control, including events such as prevailing economic conditions, changes in consumer preferences and changes in the competitive environment, which could have the effect of impairing the Company's operating performance. There can be no assurance that the Company will be able to comply with the provisions of the such debt instruments, including compliance with the financial ratios and tests contained in the New Credit Facility. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under their debt instruments to be due and payable immediately. There can be no assurance that the assets or cash flow of the Company would be sufficient to repay in full borrowings under its outstanding debt instruments whether upon maturity or if such indebtedness were to be accelerated upon an event of default or a change of control, or that the Company would be able to refinance or restructure its payments on such indebtedness.

ABILITY TO ACHIEVE ANTICIPATED COST SAVINGS

     Management of the Company has estimated that approximately $25 million of annualized net cost savings (as compared to such costs for the pro forma combined fiscal year ended December 30, 1995) can be achieved over a three-year period as a result of integrating the Arizona operations of Smith's and Smitty's. The estimates of potential cost savings contained in this Prospectus are forward looking statements that are inherently uncertain. Actual cost savings, if any, could differ materially from those projected. All of these forward looking statements are based on estimates and assumptions made by management of the Company, which although believed to be reasonable, are inherently uncertain and difficult to predict; therefore, undue reliance should not be placed upon such estimates. There can be no assurance that the savings anticipated in these forward looking statements will be achieved. The following important factors, among others, could cause the Company not to achieve the cost savings contemplated or otherwise cause the Company's results of operations to be adversely affected in future periods: (i) continued or increased competitive pressures from existing competitors and new entrants, including price-cutting strategies; (ii) unanticipated costs related to the Transactions and the integration strategy;
(iii) loss or retirement of key members of management or the termination of the Management Services Agreement with Yucaipa; (iv) inability to negotiate more favorable terms with suppliers, or to improve working capital management; (v) increases in interest rates or the Company's cost of borrowing or a default under any material debt agreement; (vi) inability to develop new stores in advantageous locations or to successfully convert existing stores; (vii) prolonged labor disruption; (viii) deterioration in general or regional economic conditions; (ix) adverse state or federal legislation or regulation that increases the costs of compliance, or adverse findings by a regulator with respect to existing operations; (x) loss of customers as a result of the conversion of store formats; (xi) adverse determinations in connection with pending or future litigations or other material claims against the Company;
(xii) inability to achieve future sales levels or other operating results that support the cost savings, and (xiii) the unavailability of funds for capital expenditures. Many of such factors are beyond the control of the Company. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset the projected cost savings in whole or in part.

COMPETITION

     The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores and the newer "alternative format" food stores, including warehouse-style supermarkets, club stores, deep discount drug stores and "supercenters." The Company's competitors continue to open new stores in the Company's existing markets. In addition, new competitors have entered the Company's markets in the past and could do so in the future. Supermarket chains generally compete on the basis of price, location, quality of products, service, product variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. Some of the Company's competitors have greater financial resources than the Company and could use those resources to implement strategies which could adversely affect the Company's competitive position. The Company's ability to respond to competitive pressures could be adversely affected by its highly leveraged financial condition.

CONTROL OF THE COMPANY

     The Company's Class A Common Stock and Series I Preferred Stock are each entitled to ten votes per share and the Company's Class B Common Stock is entitled to one vote per share. Members of the Smith Group (as defined below) have beneficial ownership, in the aggregate, of approximately 23.4% of the outstanding Common Stock and 32.7% of the outstanding Series I Preferred Stock of the Company, representing approximately 43.0% of the aggregate voting power of the Company's capital stock, and certain affiliates of Yucaipa have beneficial ownership of approximately 14.7% of the total outstanding Common Stock of the Company, representing approximately 1.4% of the aggregate voting power of the Company's outstanding capital stock. Pursuant to a standstill agreement (the "Standstill Agreement") entered into by certain Smith family members (the "Smith Group"), certain affiliates of Yucaipa (the "Yucaipa Group") and the Company, the Smith Group and the Yucaipa Group have the right to each nominate two directors so long as each holds at least 8% of the outstanding Common Stock and the right to nominate one director so long as each holds at least 5% of the outstanding Common Stock. As a result of the ownership structure of the Company and the contractual rights described above, the voting and management control of the Company is highly concentrated. The Smith Group continues to have effective control of the Company and will effectively be able to direct the actions of the Company with respect to matters such as the payment of dividends, material acquisitions and dispositions and other significant corporate transactions.

NEW SENIOR MANAGEMENT AND BOARD OF DIRECTORS

     Pursuant to the Recapitalization, the Company's 12 person Board of Directors was reduced to seven members, five of which are newly elected. Jeffrey P. Smith remains as Chairman of the Board but resigned as Chief Executive Officer of the Company. Ronald W. Burkle, the managing general partner of Yucaipa, was appointed Chief Executive Officer of the Company and Allen R. Rowland continues his recent appointment as President and Chief Operating Officer. As a result, the Company's senior executive officers and a majority of the members of the Board of Directors are new appointees. There can be no assurance that the changes in the Company's Board of Directors or senior management will not adversely affect the Company's operating performance. Mr. Burkle provides his services as Chief Executive Officer pursuant to the Management Services Agreement between the Company and Yucaipa; however, such agreement does not require Mr. Burkle to spend any specified amount of time on Company affairs. Yucaipa receives an annual fee of $1 million for providing the services of Mr. Burkle and the other partners and employees of Yucaipa. The Management Services Agreement may be terminated by the Company's Board of Directors on 90 days' notice or by either party upon the occurrence of certain events. If the Company seeks to terminate the Management Services Agreement, subject to limited exceptions, it is required to pay Yucaipa a termination fee of between $5 million and $10 million, depending on the time of termination. Yucaipa also received certain fees in connection with the consummation of the Recapitalization.

CONTINGENT LIABILITIES RELATING TO CALIFORNIA DIVESTITURE

     In connection with closing stores in California and otherwise redeploying assets, the Company has assigned leases and subleased stores and other facilities to third parties, including (i) a sublease to Ralphs Grocery Company, an affiliate of Yucaipa, of the Company's Riverside, California distribution center and dairy plant and (ii) the assignment or sublease of 10 stores to various supermarket companies (including nine to Ralphs) in connection with the California Divestiture. Since the Company will generally remain either primarily or secondarily liable for the underlying lease obligations with respect to these stores and other facilities, the Company has a contingent liability to the extent the Company's sublessees or assignees default in the performance of their obligations under their respective sublease or underlying lease.

                      PRICE RANGE OF CLASS B COMMON STOCK

     The Company's Class B Common Stock is listed on the New York Stock Exchange under the symbol "SFD." The following table sets forth the high and low closing sale prices for the Company's Class B Common Stock for the calendar quarters indicated as reported by the New York Stock Exchange Composite Tape.

                                 YEAR                                                        HIGH          LOW
                                 ----                                                     ----------   -----------
                                 FISCAL 1994
                                 -----------

                                      First Quarter  . . . . . . . . . . . . . . . . .      $ 24 1/8      $ 20 1/8
                                      Second Quarter . . . . . . . . . . . . . . . . .        22            18 1/8
                                      Third Quarter  . . . . . . . . . . . . . . . . .        24 3/4        18 1/2
                                      Fourth Quarter . . . . . . . . . . . . . . . . .        26 3/4        22 5/8

                                 FISCAL 1995
                                 -----------
                                      First Quarter  . . . . . . . . . . . . . . . . .      $ 27 5/8       $23
                                      Second Quarter . . . . . . . . . . . . . . . . .        24            19 1/4
                                      Third Quarter  . . . . . . . . . . . . . . . . .        20 1/4        18 1/8
                                      Fourth Quarter . . . . . . . . . . . . . . . . .        27 3/4        19 3/8

                                 FISCAL 1996
                                 -----------
                                      First Quarter  . . . . . . . . . . . . . . . . .       $31          $ 23 1/4
                                      Second Quarter . . . . . . . . . . . . . . . . .        28 3/8        21 7/8
                                      Third Quarter  . . . . . . . . . . . . . . . . .        29 1/2        23 3/4
                                      Fourth Quarter (through October 25)  . . . . . .        28 1/2        25 3/4

     The last reported sale price of the Class B Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.


                                DIVIDEND POLICY

     The Company currently intends to retain any future earnings for reinvestment in the development of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The payment of dividends in the future will be dependent on various factors which the Board of Directors will evaluate from time to time, principally including whether the Company, after paying any proposed dividend, will have sufficient cash for its operating needs, servicing debt and reserving an appropriate amount of funds for the Company's expansion opportunities. There can be no assurance when or whether the Board might decide to resume paying dividends on its Common Stock. Such a decision would be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Company's Board of Directors deems relevant. The Company is severely restricted by the terms of its New Credit Facility and Indenture from paying cash dividends or other distributions.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Class B Common Stock by the Selling Stockholders in the offering.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS


     The following unaudited pro forma combined statements of operations of the Company for the 52 weeks ended December 30, 1995 and the 26 weeks ended June 29, 1996 give effect to (a) the Transactions and the application of the proceeds therefrom and (b) the California Disposition, in each case as if such transactions occurred on January 1, 1995 with respect to the pro forma operating and other data for the 52 weeks ended December 30, 1995 and as of December 31, 1995 with respect to the pro forma operating and other data for the 26 weeks ended June 29, 1996. Such pro forma information: (i) eliminates the results of operations of the Company's California retail division for the 52 weeks ended December 30, 1995 and for the 26 weeks ended June 29, 1996 from Smith's results of operations for such periods and (ii) combines the operating results of Smith's for the 52 weeks ended December 30, 1995 and the operating results of Smith's as of and for the 26 weeks ended June 29, 1996, in each case pro forma for the elimination of the Company's California retail division, with the operating results of Smitty's for the 52 weeks ended January 14, 1996 and the operating results of Smitty's for the 24 weeks ended April 7, 1996, respectively.

     As indicated above, the Unaudited Pro Forma Combined Statements of Operations give effect to the California Divestiture and the California Asset Disposition. In connection with the California Divestiture, Smith's entered into agreements to sell or lease 23 stores and related equipment and five non-operating properties. These transactions generated net cash proceeds of $99.8 million. The remaining stores in California have been closed. In connection with the California Divestiture, the Company recorded a $140 million (pre-tax) California divestiture charge (the "California Divestiture Charge") for the year ended December 30, 1995. The California Divestiture Charge reflected (i) a provision for anticipated future lease obligations, (ii) the anticipated cost to the Company of closing its California stores and distribution center (primarily termination payments and inventory), and (iii) certain asset valuation adjustments. The asset valuation adjustments included in the California Divestiture Charge reflected the reduction in net realizable values for the equipment in all of the Company's California stores and distribution center and for the land and buildings associated with those properties being sold or leased. Pursuant to the California Asset Disposition, the Company intends to accelerate the disposition of its non-operating stores and excess land in California. As a result of the adoption of this strategy, the Company recorded pre-tax restructuring charges of approximately $201.6 million (the "California Asset Disposition Charge") to reflect (i) the difference between the anticipated cash proceeds from the accelerated dispositions (based on appraisals obtained following the completion of the Merger and Recapitalization) and the Company's existing book values for such assets and (ii) other charges in connection with the Company's decision to close the California region. INVESTORS ARE CAUTIONED THAT ALTHOUGH THE COMPANY HAS ENTERED INTO AGREEMENTS TO DISPOSE OF AN ADDITIONAL TWO NONOPERATING STORES AND TWO PARCELS OF EXCESS LAND IN CALIFORNIA, SUBJECT TO CERTAIN CONDITIONS, FOR APPROXIMATELY $14.1 MILLION AND THE ASSUMPTION OF CERTAIN LEASE LIABILITIES, IT HAS NOT ENTERED INTO ANY OTHER CONTRACTS TO SELL ASSETS IN CONNECTION WITH THE CALIFORNIA ASSET DISPOSITION AND THAT THERE CAN BE NO ASSURANCE AS TO THE TIMING OR THE AMOUNT OF NET PROCEEDS, IF ANY, WHICH THE COMPANY WILL ACTUALLY RECEIVE FROM SUCH DISPOSITIONS.

     The pro forma adjustments to give effect to the California Disposition and the Transactions are based upon currently available information and upon certain assumptions that management believes are reasonable. The statement of results of operations used to derive the adjustments to eliminate the California results of operations differs from a complete statement in that allocations for interest expense and certain services provided by the Company, including, but not limited to, portions of legal assistance, employee benefits administration, treasury, accounting, auditing, tax functions and real estate, have not been made. The Merger was accounted for by the Company as a purchase of Smitty's by Smith's and Smitty's assets and liabilities were recorded at their estimated fair market values at the date of the Merger. The adjustments included in the Unaudited Pro Forma Combined Statements of Operations represent the Company's preliminary determination of these adjustments based upon available information. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information. The Unaudited Pro Forma Combined Statements of Operations are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates. The Unaudited Pro Forma Combined Statements of Operations should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and Smitty's, together with the related notes thereto, incorporated by reference herein.

     The Unaudited Pro Forma Combined Statements of Operations do not reflect
(i) any of the net annual cost savings which management believes are achievable by the end of the third full year of operations following the Merger, (ii) expenses of $12.3 million incurred in connection with the purchase of certain management stock options as part of the Recapitalization, (iii) the anticipated costs to be incurred in connection with the integration of operations in Arizona following the Merger, (iv) a $3.1 million severance payment to the Company's Chairman and former Chief Executive Officer or (v) an extraordinary charge of $41.8 million ($69.6 million charge net of a $27.8 income tax benefit) incurred in conjunction with the extinguishment of debt. The Unaudited Pro Forma Combined Statements of Operations included herein also do not reflect the California Divestiture Charge or the California Asset Disposition Charge.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                  52 WEEKS ENDED
                              ------------------------------------------------------------
                                                                              JANUARY 14,
                                          DECEMBER 30, 1995                      1996                          PRO FORMA
                              ------------------------------------------------------------                    COMBINED FOR
                              SMITH'S       ADJUSTMENTS        PRO FORMA       SMITTY'S      ADJUSTMENTS       CALIFORNIA
                            HISTORICAL       CALIFORNIA     FOR CALIFORNIA    (HISTORICAL)       FOR           DISPOSITION
                             AUDITED       DISPOSITION(A)     DISPOSITION     (UNAUDITED)    TRANSACTIONS    AND TRANSACTIONS
                            ----------     --------------  --------------     ------------   ------------    ----------------
Net sales . . . . . . . .  $   3,083.7      $   (674.6)    $   2,409.1       $    584.3       $                  $  2,993.4
Cost of goods sold  . . .      2,386.7          (516.2)        1,870.5            419.6                             2,290.1
                           -----------      ----------     ------------      ----------       --------           ----------
                                 697.0          (158.4)          538.6            164.7                               703.3
Expenses:
  Operating, selling and
    administrative  . . .        461.4          (145.6)          315.8            136.0             .4(b)             452.2
  Depreciation and
    amortization  . . . .        105.0           (27.0)           78.0             12.3            1.8(c)
                                                                                                   1.7(d)              93.8
  Restructuring charges .        140.0          (140.0)
  Interest  . . . . . . .         60.0                            60.0             18.4           64.7(e)             143.1
  Amortization of debt
    issuance costs  . . .           .4                              .4              1.0            7.9(e)               9.3
                           -----------      ----------     ------------      ----------       --------           ----------
Income (loss) before
  income taxes  . . . . .        (69.8)          154.2            84.4             (3.0)         (76.5)                 4.9
Income tax expense
  (benefit) . . . . . . .        (29.3)           63.2            33.9             (0.7)         (29.5)(f)              3.7
                           -----------      ----------     ------------      ----------       --------           ----------
Net income (loss)(i)  . .  $     (40.5)     $     91.0     $      50.5       $     (2.3)      $  (47.0)           $     1.2
                           ===========      ==========     ============      ==========       ========           ==========
Net income (loss) per
  common share(i)(j)  . .  $     (1.62)                    $      2.00       $    (2.30)                          $     .08
                           ===========                     ===========       ==========                           =========
Weighted average common
  shares outstanding  . .   25,031,000                      25,284,000        1,001,000                          15,730,000
                           ===========                     ===========       ==========                          ==========
Ratio of earnings to
fixed charges(k)(l) . . .           --                           2.27x                                                1.03x


       See Notes to Unaudited Pro Forma Combined Statement of Operations.

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)


                                                                              24 WEEKS
                                                                               ENDED
                                          29 WEEKS ENDED                      APRIL 7,
                                          JUNE 29, 1996                         1996                           PRO FORMA
                              ------------------------------------------------------------                    COMBINED FOR
                              SMITH'S     ADJUSTMENTS FOR      PRO FORMA       SMITTY'S      ADJUSTMENTS       CALIFORNIA
                            HISTORICAL       CALIFORNIA     FOR CALIFORNIA    (HISTORICAL)       FOR           DISPOSITION
                             AUDITED       DISPOSITION(A)     DISPOSITION     (UNAUDITED)    TRANSACTIONS    AND TRANSACTIONS
                            ----------     --------------  --------------     ------------   ------------    ----------------
Net sales . . . . . . . .  $   1,383.2      $  (73.1)        $1,310.1        $    289.3        $                 $  1,599.4
Cost of goods sold  . . .       1079.9         (62.9)         1,017.0             207.5                             1,224.5
                           -----------      --------         --------        ----------        ------            ----------
                                 303.3         (10.2)           293.1              81.8                               374.9
Expenses:
  Operating, selling and
    administrative  . . .        241.7         (37.4)           204.3              64.7            .2 (b)
                                                                                                (17.7)(g)             251.5
  Depreciation and
    amortization  . . . .         44.1          (2.3)            41.8               6.2            .9 (c)
                                                                                                   .9 (d)              49.8
  Restructuring charges .        201.6        (201.6)
  Interest  . . . . . . .         37.1                           37.1               7.9          25.7 (e)              70.7
  Amortization of debt
    issuance costs  . . .           .9                             .9               0.4           3.3 (e)               4.6
                           -----------      --------         --------        ----------        ------            ----------
Income (loss) before
  income taxes and
  extraordinary charge  .       (222.1)        231.1              9.0               2.6         (13.3)                 (1.7)
Income tax expense
  (benefit) . . . . . . .        (88.0)         91.7              3.7                            (4.8)(f)              (1.1)
                           -----------      --------         --------        ----------        ------            ----------
Income (loss) before
  extraordinary charge(i)       (134.1)     $  139.4         $    5.3        $      2.6        $ (8.5)           $     (0.6)
Extraordinary charge,
  net of tax benefit  . .         41.8                           41.8                           (41.8)(h)
                           -----------      --------         --------        ----------        ------            ----------
Net income (loss)(i)  . .  $    (175.9)     $  139.4         $  (36.5)       $      2.6        $ 33.3            $     (0.6)
                           ===========      ========         ========        ==========        ======            ==========
Income (loss) per common
  share:
  Income (loss) before
    extraordinary
    charges(i)(j) . . .    $     (5.78)                      $   0.22        $     2.60                          $    (0.04)

  Extraordinary charge  .        (1.80)                         (1.77)               --                                  --
                           -----------                       --------        ----------                          ----------
  Net income (loss)(i)(j)  $     (7.58)                      $  (1.55)       $     2.60                          $    (0.04)
                           ===========                       ========        ==========                          ==========
Weighted average
  common shares
  outstanding . . . . . .   23,184,000                     23,596,000         1,009,000                          15,777,000
                           ===========                     ==========         =========                          ==========
Ratio of earnings to
  fixed charges(k)(l) . .           --                           1.22x                                                   --


       See Notes to Unaudited Pro Forma Combined Statement of Operations.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS


(a) Reflects the elimination of the 1995 and the 26 weeks ended June 29, 1996 operating results for the California stores, excess real estate and distribution center which were sold, leased or closed, and the reversal of the restructuring charges recorded, in connection with the California Divestiture and California Asset Disposition (collectively the "California Disposition").

(b) Represents fees payable to Yucaipa pursuant to the Management Services Agreement ($1.0 million for the 52 weeks ended December 30, 1995 and $.5 million for the 26 weeks ended June 29, 1996) and the elimination of the historical Yucaipa management fees ($.6 million for the 52 weeks ended December 30, 1995 and $.3 million for the 26 weeks ended June 29, 1996) paid by Smitty's.

(c) Represents an increase in depreciation expense associated with the $5.4 million write-up of Smitty's property and equipment to adjust net book value to estimated fair market value.

(d) Reflects the amortization of excess costs over net assets acquired in the Merger ($2.8 million for the 52 weeks ended December 30, 1995 and $1.4 million for the 26 weeks ended June 29, 1996) and the elimination of Smitty's historical amortization ($1.1 million for the 52 weeks ended December 30, 1995 and $.5 million for the 26 weeks ended June 29, 1996). Amortization has been allocated on the straight line basis over a period of 40 years.

(e) The following table presents a reconciliation of pro forma interest expense and amortization of debt issuance costs:

                                                              52 WEEKS           26 WEEKS
                                                                ENDED              ENDED
                                                          DECEMBER 30, 1995    JUNE 29, 1996
                                                         ------------------   --------------
                                                                (dollars in millions)
  Interest expense:
    Smitty's  . . . . . . . . . . . . . . . . . . . .          $  18.4            $    7.9
    Pro forma Smith's . . . . . . . . . . . . . . . .             60.0                37.1
                                                               -------            --------
                                                                  78.4                45.0
                                                               -------            --------
    Plus: Interest on:
      New Term Loans  . . . . . . . . . . . . . . . .             71.5                35.4
      Bank fees . . . . . . . . . . . . . . . . . . .              0.3                 0.3
      Notes . . . . . . . . . . . . . . . . . . . . .             64.7                32.3
     Less: Interest on:
      Old bank term loans:
        Pro forma Smith's . . . . . . . . . . . . . .            (59.5)              (21.6)
        Smitty's  . . . . . . . . . . . . . . . . . .             (3.1)               (1.9)
      Bank fees . . . . . . . . . . . . . . . . . . .             (0.4)               (0.1)
      Smitty's Notes  . . . . . . . . . . . . . . . .             (6.5)               (3.0)
      Accretion of Smitty's Debentures  . . . . . . .             (2.3)               (1.1)
      Interest on new  debt since Recapitalization
        and Merger  . . . . . . . . . . . . . . . . .               -                (14.6)
                                                               -------            --------
    Pro forma adjustment  . . . . . . . . . . . . . .             64.7                25.7
                                                               -------            --------
  Pro forma interest expense  . . . . . . . . . . . .          $ 143.1            $   70.7
                                                               =======            ========
  Historical amortization of debt issuance costs  . .          $   1.4            $    1.3
    Plus:
      Financing fees  . . . . . . . . . . . . . . . .              9.3                 3.7
    Less:
      Historical financing costs: . . . . . . . . . .             (1.4)                (.4)
                                                               -------            --------
    Pro forma adjustment  . . . . . . . . . . . . . .              7.9                 3.3
                                                               -------            --------
  Pro forma amortization of debt issuance costs . . .          $   9.3            $    4.6
                                                               =======            ========


(f) The pro forma adjustment to income tax benefit is based upon an assumed blended rate of 39% applied to the pro forma net loss adjusted for permanent differences between book and tax income. The tax benefits recognized in the Unaudited Pro Forma Combined Statements of Operations are more likely than not to be realized due to the expected future reversal of taxable temporary differences and the existence of taxable income in each of the prior three carryback years available.

(g) Reflects the elimination of (i) expenses of $12.3 million incurred in connection with the purchase of certain management stock options as part of the Recapitalization, (ii) expenses of $2.3 million related to the integration of Smitty's into the Company's operations and (iii) a severance payment to the Company's Chairman and former Chief Executive Officer of $3.1 million.

(h) Reflects the elimination of the extraordinary charge of $69.6 million for costs incurred in connection with the extinguishment of debt, net of a $27.8 million income tax benefit.

(i) The Unaudited Pro Forma Statements of Operations for the 52 weeks ended December 30, 1995 and 26 weeks ended June 29, 1996 do not reflect (i) the California Divestiture Charge of $140.0 million, (ii) the California Asset Disposition Charge of $201.6 million, (iii) expenses of $12.3 million incurred in connection with the purchase of certain management stock options as part of the Recapitalization, (iv) expenses of $2.3 million related to the integration of Smitty's into the Company's operations, (v) a severance payment to the Company's Chairman and former Chief Executive Officer of $3.1 million, and (vi) the extraordinary charge of $69.6 million for costs incurred in connection with the extinguishment of debt, net of a $27.8 million income tax benefit.

(j) Net income (loss) per common share has been computed using the weighted average number of shares of Smith's Common Stock outstanding after giving effect to the issuance of 3,038,877 shares of Class B Common Stock of the Company to the stockholders of Smitty's as consideration in the Merger and the purchase of 50% of the outstanding Smith's Common Stock (excluding shares issuable in the Merger) in the Tender Offer. Common stock equivalents in the form of stock options do not have an impact on the weighted average number of common shares, with the exception of the weighted average common shares outstanding for the 26 weeks ended June 29, 1996 after giving effect to the California Disposition.

(k) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). For the 52 weeks ended December 30, 1995 (historical), the Company's earnings were inadequate to cover fixed charges by $69.8 million. For the 26 weeks ended June 29, 1996 (historical), the Company's earnings were inadequate to cover fixed charges by $222.1 million. See "Selected Historical Financial Data of Smith's" and the notes thereto.

                 SELECTED HISTORICAL FINANCIAL DATA OF SMITH'S

    The following table sets forth selected historical financial data of Smith's for the five fiscal years ended December 30, 1995 which have been derived from the financial statements of Smith's audited by Ernst & Young LLP, independent auditors. The selected historical financial data of Smith's for the 26 weeks ended July 1, 1995 and June 29, 1996 have been derived from unaudited interim financial statements of Smith's which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The following information should be read in conjunction with the Unaudited Pro Forma Combined Statements of Operations, included herein, and the historical consolidated financial statements of Smith's and related notes thereto, incorporated by reference herein.


                                   52 WEEKS       53 WEEKS        52 WEEKS      52 WEEKS      52 WEEKS      26 WEEKS    26 WEEKS
                                    ENDED          ENDED           ENDED         ENDED         ENDED          ENDED       ENDED
                                 DECEMBER 28,    JANUARY 2,      JANUARY 1,   DECEMBER 31,   DECEMBER 30,    JULY 1,    JUNE 29,
                                     1991           1993            1994          1994          1995          1995        1996
                                 ------------    ----------      ----------   -----------    -----------    --------    --------
OPERATING DATA:                                                      (DOLLARS IN MILLIONS)
  Net sales . . . . . . . . . .  $2,217.4         $2,649.9       $2,807.2      $2,981.4       $3,083.7      $1,517.1    $1,383.2
  Gross profit  . . . . . . . .     498.6            611.6          637.2         669.1          697.0         340.8       303.3
  Operating, selling and
    administrative expenses . .     344.4            419.7          430.3         440.8          461.4         229.5       241.7
  Depreciation and amortization      50.5             67.8           82.2          94.5          105.0          50.4        44.1
  Interest expense  . . . . . .      30.3             36.1           44.6          53.7           60.5          30.1        37.1
  Restructuring charges(a)  . .        --               --             --            --          140.0            --       201.6
  Net income (loss) . . . . . .  $   45.1         $   53.7       $   45.8      $   48.8       $  (40.5)     $   18.5    $ (175.9)
  Ratio of earnings to fixed
    charges(b)  . . . . . . . .      3.02x            3.06x          2.55x         2.18x           --           1.8x         --

BALANCE SHEET DATA (END OF
PERIOD):

  Working capital . . . . . . .  $   30.7         $   91.2       $  160.4      $   62.3       $  162.7      $   75.8    $  188.3
  Total assets  . . . . . . . .   1,196.7          1,486.1        1,654.3       1,653.5        1,686.2       1,657.4     1,854.3
  Total debt(c) . . . . . . . .     395.4            612.7          725.5         718.9          746.2         729.6     1,427.6
  Redeemable preferred stock  .       8.5              7.5            6.5           5.4            4.3           5.0         3.3
  Common stockholders' equity .  $  474.4         $  515.4       $  542.2      $  475.3       $  416.7      $  481.9    $ (139.8)



OTHER DATA:
  Stores open at end of period        109              119            129           137            154           145         147
  Capital expenditures  . . . .  $  281.6         $  288.0       $  322.3      $  146.7       $  149.0      $   65.7    $   65.0
  Cash provided by (used in)
    operating activities  . . .      61.9             84.6          118.6         203.6          140.6          58.9       (33.9)
  Cash used in investing
    activities  . . . . . . . .    (277.4)          (286.6)        (164.4)       (127.4)        (146.3)        (63.1)      (30.3)
  Cash provided by (used in)
    financing activities  . . .  $  212.8         $  203.1       $   92.3      $ (123.9)      $    7.5      $    3.4    $   93.5

(a) Reflects charges in connection with the California Disposition.

(b) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). For the 52 weeks ended December 30, 1995, the Company's earnings were inadequate to cover fixed charges by $69.8 million. However, such earnings include non-cash charges of $105.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $140.0 million. For the 26 weeks ended June 29, 1996, the Company's earnings were inadequate to cover fixed charges by $222.1 million.
    However, such earnings include non-cash charges of $45.0 million, primarily consisting of depreciation and amortization, and restructuring charges of $201.6 million.

(c) Total debt includes long-term debt, current maturities of long-term debt and obligations under capital leases.

                              SELLING STOCKHOLDERS

     An aggregate of 3,201,470 of the shares of Class B Common Stock may be offered by the Selling Stockholders from time-to-time. The following table sets forth, as of October 28, 1996, the name of each Selling Stockholder, and for each, the number of shares of Class B Common Stock owned beneficially at the commencement of this offering, the maximum number of shares which may be offered for sale and, unless otherwise indicated, the number of shares to be owned beneficially after the offering (assuming all shares available for offer have been sold). Each share of Class B Common Stock is entitled to one vote per share on all matters to be voted upon by stockholders of the Company.


                                                                                       CLASS B COMMON STOCK
                                        NUMBER OF SHARES OF                              BENEFICIALLY OWNED
                                       CLASS B COMMON STOCK      NUMBER OF SHARES        AFTER THE OFFERING
                                        BENEFICIALLY OWNED       OF CLASS B COMMON   --------------------------
                 NAME                  BEFORE THE OFFERING(a)     STOCK OFFERED      NUMBER OF SHARES   PERCENT
 ------------------------------------- -------------------       -----------------   ----------------   -------
 Yucaipa Smitty's Partners, L.P.(b)            300,667                 300,667           300,667(c)        2.8%
 Yucaipa Smitty's Partners II, L.P.(b)         136,793                 136,793           136,793(c)        1.3
 Yucaipa Arizona Partners, L.P.(b)             547,130                 547,130           547,130(c)        5.1
 Yucaipa SSV Partners L.P.(b)                1,140,816               1,140,816         1,140,816(c)       10.7
 The Yucaipa Companies(b)                      200,000                 200,000           200,000(c)        1.9
 Bahrain International Bank (E.C.)              50,206                  50,206                --          *
 BT Securities Corporation(d)                  530,198                   7,529           522,669           5.0
 Crescent Mach I, L.P.                           9,035                   9,035                --          *
 CS First Boston Corporation(e)                155,924                 155,924                --          *
 CS First Boston Fund Investments
   1994, L.P.(e)                               476,738                 476,738                --          *
 Franklin Age High Income Fund                  45,177                  45,177                --          *
 New England High Income Fund                      752                     752                --          *
 Prestwick Capital Partners, L.P.                4,862                   4,862                --          *
 Prospect Street High Income
   Portfolio, Inc.                               1,505                   1,505                --          *
 Prudential High Yield Fund, Inc.(f)            13,553                  13,553                --          *
 State Street Research and Management
   Company                                         752                     752                --          *
 SunAmerica Income Funds - SunAmerica
   High Income Fund(g)                           1,505                   1,505                --          *
 SunAmerica Series Trust -
   High-Yield Bond Portfolio(g)                  1,505                   1,505                --          *
 Transamerica Life Companies                    55,534                  55,534                --          *
 Turnberry Capital Partners, L.P.               34,832                  34,832                --          *
 Turnberry Offshore Capital
   Partners, L.P.                                2,119                   2,119                --          *
 United Congregation Mesorah
    Corporation                                 14,536                  14,536                --          *

*  Less than one percent.

(a) Except as otherwise indicated, each beneficial owner has the sole power to vote, as applicable, and to dispose of all shares of Class B Common Stock owned by such beneficial owner.

(b) Yucaipa is the general partner of Yucaipa Smitty's Partners, L.P., Yucaipa Smitty's Partners II, L.P., Yucaipa Arizona, L.P. and Yucaipa SSV Partners, L.P. Ronald W. Burkle is the Chief Executive Officer and a director of the Company, the controlling general partner of Yucaipa and a limited partner in Yucaipa Arizona Partners, L.P. and Yucaipa SSV Partners, L.P. Linda McLoughlin Figel is a director of the Company, a general partner of Yucaipa and a limited partner in Yucaipa SSV Partners, L.P. Share amounts and percentages for Yucaipa do not include shares issuable upon exercise of the Yucaipa Warrants issued to Yucaipa at the time of the Merger, which entitles Yucaipa to purchase 1,842,505 shares of non-voting Class C Common Stock, par value $.01 per share ("Class C Common Stock"), at an initial exercise price of $50.00 per share, subject to certain adjustments as set forth in the Warrant Agreement between the Company and Yucaipa. Such shares of Class C Common Stock will be convertible into an equal number of shares of Class B Common Stock following the transfer of such shares by Yucaipa to any person or entity not affiliated with Yucaipa.

(c) Yucaipa and its affiliated partnerships have included shares in this Prospectus pursuant to the terms of a registration rights agreement with the Company. Yucaipa has advised the Company that it does not currently intend to sell its shares of Class B Common Stock but that, it may, from time-to-time, pledge such shares in the ordinary course of business.

(d) BT Securities Corporation and its affiliates have from time to time provided financial advisory, investment banking or banking services to the Company and its affiliates. In addition, affiliates of BT Securities Corporation are administrative agent, co-arranger and lenders under the New Credit Facility.

(e) CS First Boston Corporation ("CSFB") has from time to time provided financial advisory and/or financial intermediary services to the Company and its affiliates. CS First Boston Fund Investments 1994, L.P. is an affiliate of CSFB. CSFB has sole voting power with respect to 618,895 shares of Class B Common Stock held by it and CS First Boston Fund Investments 1994, LP and shares voting power with an affiliate, CS Holding, with respect to 13,767 shares of Class B Common Stock.

(f) The Prudential Investment Corporation ("Prudential") is the investment adviser to the Prudential High Yield Income Fund, Inc. ("Prudential High Yield") and as such has sole voting power with respect to the 13,553 shares of Class B Common Stock. Prudential disclaims beneficial ownership of the shares held by Prudential High Yield.


(g) SunAmerica Asset Management Corp. is the investment advisor to the SunAmerica Income Funds - SunAmerica High Income Funds and the SunAmerica Series Trust - High-Yield Bond Portfolio and as such has sole voting power with respect to the 3,010 shares of Class B Common Stock.

                              PLAN OF DISTRIBUTION


     Any distribution of the shares covered by this Prospectus may be effected from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange, in negotiated transactions or a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The Selling Stockholders will effect any such transactions with or through one or more broker-dealers which may act as agent or principal. Any such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchaser of the shares for whom it may act as agent or to whom they may sell as principals or both. With respect to any shares sold by a Selling Stockholder, the Selling Stockholder and/or any broker-dealer affecting the sales may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by the broker-dealer and any profit on the resale of shares as principal may be deemed to be underwriting discounts or commissions under the Securities Act. Additionally, the Selling Stockholders may pledge or make gifts of their shares and the shares may also be sold by the pledgee or transferees. As contemplated by the registration rights agreement executed concurrently with the consummation of the Merger, the Company shall (i) pay substantially all of the expenses incurred by the Selling Stockholders and the Company incident to the sale of the shares, but excluding any underwriting discounts, commissions or transfer taxes, (ii) provide customary indemnification to each Selling Stockholder and (iii) keep the Registration Statement continuously effective for at least two years from the date of the consummation of the Merger.

     In order to comply with the securities laws of certain states, if applicable, the Class B Common Stock may be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the Class B Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.


                                 LEGAL MATTERS

     The validity of the shares of Class B Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California.


                                    EXPERTS

     The consolidated financial statements of Smith's Food & Drug Centers, Inc. at December 30, 1995 and December 31, 1994 and for each of three years in the period ended December 30, 1995 incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF CLASS B COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF CLASS B COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               _________________

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
                 Available Information . . . . . . . . . . . .     1
                 Incorporation of Certain Documents by
                      Reference  . . . . . . . . . . . . . . .     1
                 The Company . . . . . . . . . . . . . . . . .     2
                 Risk Factors  . . . . . . . . . . . . . . . .     4
                 Price Range of Class B Common Stock . . . . .     7
                 Dividend Policy . . . . . . . . . . . . . . .     7
                 Use of Proceeds . . . . . . . . . . . . . . .     7
                 Unaudited Pro Forma Combined Statements of
                      Operations   . . . . . . . . . . . . . .     8
                 Selected Historical Financial Data of Smith's    14
                 Selling Stockholders  . . . . . . . . . . . .    15
                 Plan of Distribution  . . . . . . . . . . . .    17
                 Legal Matters . . . . . . . . . . . . . . . .    17
                 Experts . . . . . . . . . . . . . . . . . . .    17

                                  ----------
                                  PROSPECTUS
                                  ----------


                               3,201,470 SHARES

                             SMITH'S FOOD & DRUG
                                CENTERS, INC.

                             CLASS B COMMON STOCK

                                         , 1996

                                    PART II


                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares of Class B Common Stock.

                          SEC registration fee  . . . . . . . . . . . . . . . . . . . . . . . . . .      $
                          NASD filing fee . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Blue Sky fees and expenses  . . . . . . . . . . . . . . . . . . . . . . .
                          Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . .
                          Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . .
                          Printing and engraving expenses . . . . . . . . . . . . . . . . . . . . .
                          Transfer Agent fees and expenses  . . . . . . . . . . . . . . . . . . . .
                          Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                         ----------
                               Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $
                                                                                                         ==========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Smith's is a Delaware corporation and its Certificate of Incorporation and Bylaws provide for indemnification of its officers and directors to the fullest extent permitted by law. Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") the Certificate of Incorporation of Smith's eliminates the personal liability of its directors to Smith's or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities related to breach of duty of loyalty, actions not in good faith, and certain other liabilities.

    Section 145 of the DGCL permits the indemnification by a Delaware corporation of its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against liabilities and expenses incurred in any such action, suit or proceeding.

    The directors and officers of Smith's are insured against certain liabilities under directors' and officers' liability insurance.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

        A list of exhibits filed with this Registration Statement on Form S-3 is set forth in the Index to Exhibits on page E-1, and is incorporated herein by reference.

    (b) Financial Statement Schedules

        Not Applicable.

ITEM 17.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on October 28, 1996.


                                     SMITH'S FOOD & DRUG CENTERS, INC.

                                     By     /s/ ALLEN R. ROWLAND
                                        -------------------------------------
                                                Allen R. Rowland
                                        PRESIDENT AND CHIEF OPERATING OFFICER


        We, the undersigned officers and directors of Smith's Food & Drug Centers, Inc. and each of us, do hereby constitute and appoint each and any of Allen R. Rowland and Matthew G. Tezak, our true and lawful attorney and agent, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURES                                  TITLE                          DATE
                   ----------                                  -----                          ----
              /s/ JEFFREY P. SMITH                 Chairman of the Board                October 28, 1996
------------------------------------------------
                Jeffrey P. Smith




              /s/ RONALD W. BURKLE                 Chief Executive Officer              October 28, 1996
------------------------------------------------
                Ronald W. Burkle




              /s/ ALLEN R. ROWLAND                 President and Chief                  October 28, 1996
------------------------------------------------      Operating Officer
                Allen R. Rowland

                   SIGNATURES                                  TITLE                          DATE
                   ----------                                  -----                          ----
              /s/ MATTHEW G. TEZAK                 Senior Vice President and            October 28, 1996
------------------------------------------------      Chief Financial Officer
                Matthew G. Tezak                      (Principal Financial and
                                                      Accounting Officer)

               /s/ FRED L. SMITH                   Director                             October 28, 1996
------------------------------------------------
                 Fred L. Smith


           /s/ LINDA MCLOUGHLIN FIGEL              Director                             October 28, 1996
------------------------------------------------
             Linda McLoughlin Figel


                /s/ BRUCE KARATZ                   Director                             October 28, 1996
------------------------------------------------
                  Bruce Karatz


              /s/ BERTRAM R. ZWEIG                 Director                             October 28, 1996
------------------------------------------------
                Bertram R. Zweig

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION                        PAGE
-------                                -----------                        ----
   1.1         Form of Underwriting Agreement (to be incorporated by
               reference at the time of an offering).

   2.1 Recapitalization Agreement and Plan of Merger dated as of January 29, 1996 by and among the Company, Cactus
               Acquisition, Inc., Smitty's Supermarkets, Inc. and The
               Yucaipa Companies (incorporated by reference to Exhibit
               2.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995).

   3.1         Amended and Restated Certificate of Incorporation.

   3.2         Amended and Restated Bylaws.

   4.1 Indenture dated as of May 23, 1996 by and between the Company and Fleet National Bank of Connecticut, as Trustee, with respect to the Notes.

  *5.1 Opinion of Latham & Watkins regarding the legality of the Class B Common Stock, including consent.

  10.1 Registration Rights Agreement by and among the Company and the holders of the Company's Common Stock named therein.

  10.2 Management Services Agreement by and between the Company and The Yucaipa Companies.

  10.3         Warrant Agreement by and between the Company and The
               Yucaipa Companies.

 *23.1 Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1 to the Registration Statement).

  23.2         Consent of Ernst & Young LLP, independent auditors.

  24.1 Power of Attorney (included on signature page to the Registration Statement).

  27.1         Financial Data Schedule.

---------------------------
* To be filed by amendment




                               Index to Exhibits

                                      -1-